UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 56358 / September 6, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12748

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                                      :

In the Matter of   : **ORDER INSTITUTING PROCEEDINGS**
                                      : **MAKING FINDINGS, AND REVOKING**

800America.com, Inc.,   : **REGISTRATION OF SECURITIES**
                                      : **PURSUANT TO SECTION 12(j) OF THE**
                                      : **SECURITIES EXCHANGE ACT OF 1934**

Respondent.   :
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I.

        The Securities and Exchange Commission "Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act") against 800America.com, Inc. ("800America" or "Respondent").

II.

        In anticipation of the institution of these proceedings, 800America has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, 800America consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

        On the basis of this Order and Respondent's Offer, the Commission finds:

1.   800America is a Nevada corporation which formerly maintained offices in New York and Tennessee. At all times relevant to this proceeding, the common stock of 800America was registered with the Commission under Exchange Act Section 12(g).

2.   800America has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder while its securities were registered with the Commission in that it has not filed any periodic reports for any fiscal period subsequent to November 25, 2002.

IV.

Section 12(j) of the Exchange Act provides:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in the Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of 800America's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Nancy M. Morris
Secretary